Exhibit 99.3

December 13, 2022

Bank of Montreal

First Canadian Place

Toronto, Ontario

M5X 1Al

Re:	Issue of Common Shares

Dear Sirs:

We understand that Bank of Montreal (the “Bank”) desires to sell common shares (the “Common Shares”) of the Bank and is prepared:

(a)

to authorize, issue and sell 11,805,000 Common Shares (the “Initial Shares”) at a price (the “Offer Price”) of $118.60 per Initial Share and, at the option (the “Over-Allotment Option”) of the Underwriters (as defined below), up to an aggregate of 1,770,750 additional Common Shares (the “Over-Allotment Shares”) at the Offer Price per Over-Allotment Share;

(b)

to prepare and file, without delay, a Canadian final prospectus supplement for the offering of the Initial Shares and Over-Allotment Shares (the “Canadian Supplement”) to be dated no later than December 13, 2022 to the short form base shelf prospectus of the Bank dated March 11, 2022 (the “Canadian Prospectus”) (the Canadian Prospectus, as supplemented by the Canadian Supplement, together in each case with all documents incorporated therein by reference, is referred to herein as the “Canadian Shelf Prospectus”) and all necessary related documents in order to qualify the Initial Shares and the Over-Allotment Shares for Distribution (as hereinafter defined) in each of the provinces and territories of Canada (collectively, the “Qualifying Jurisdictions”); and

(c)

to prepare the U.S. Prospectus (as defined below) in a form approved by the Underwriters and to file such U.S. Prospectus pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), not later than the U.S. Securities and Exchange Commission’s (the “SEC”) close of business on the second business day following the execution and delivery of this Agreement.

We also understand that the Bank is undertaking concurrent private placements of Common Shares to Caisse de dépôt et placement du Québec, OMERS, Alberta Investment Management Corporation, Healthcare of Ontario Pension Plan, Public Sector Pension Investment Board, Canada Pension Plan Investment Board and BNP Paribas S.A. (“BNPP”) pursuant to applicable prospectus exemptions under Securities Laws (as defined herein) at an issue price equal to the Offer Price (the “Concurrent Private Placements”). Closing of the Concurrent Private Placements, other than with BNPP, will occur concurrently with, and is conditional on, the closing of the offering contemplated by the Prospectuses (as defined herein). Closing of the offering contemplated by the Prospectuses will occur concurrently with, and is conditional on, the closing of the Concurrent Private Placements other than with BNPP. Closing of the Concurrent Private Placement with BNPP is conditional upon the closing of the offering contemplated by the

Prospectuses and the concurrent private placement with the private placement investors other than BNPP and the closing of the Bank’s previously-announced acquisition of Bank of the West from BNPP (the “Acquisition Condition”). Closing of the private placement with BNPP will occur no later than concurrently with the closing of the Bank of the West acquisition.

BMO Nesbitt Burns Inc. (“BMO NB”) and the other investment dealers listed in Schedule “A” hereto (each individually, an “Underwriter” and collectively, the “Underwriters”) hereby severally (and not jointly and severally) offer to purchase from the Bank, upon and subject to the terms and conditions contained herein and in the respective percentages set out in section 21 of this Agreement, and by its acceptance hereof the Bank agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all, but not less than all, of the Initial Shares at the Offer Price per Initial Share, for aggregate gross proceeds of $1,400,073,000 (the “Purchase Price”), and in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to section 14 of this Agreement is exercised by the Underwriters, in whole or in part, the Bank agrees to sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly nor jointly and severally) to purchase from the Bank, the respective percentage of such Over-Allotment Shares set forth opposite the name of such Underwriter in section 21 of this Agreement at the Offer Price per Over-Allotment Share.

The Initial Shares and any Over-Allotment Shares issued upon exercise of the Over-Allotment Option in accordance with section 14 are collectively referred to as the “Securities”.

For the purposes of this Agreement, “Offering Jurisdictions” means the United States and the Qualifying Jurisdictions.

The agreement resulting from the Bank’s acceptance of this offer is hereinafter referred to as “this Agreement”. The term “Distribution” means “distribution” or “distribution to the public” as those terms are defined in applicable Canadian Securities Laws (as hereinafter defined).

In consideration of the Underwriters’ agreement to purchase the Securities provided for herein, and in consideration of the underwriting services to be rendered by the Underwriters in connection therewith, the Bank agrees to pay to BMO NB, on behalf of the Underwriters, at the Closing Time and the Over-Allotment Closing Time (as hereinafter defined), as applicable, a fee of $4.151 per Security purchased by the Underwriters from the Bank (the “Underwriters’ Fee”). BMO NB will be entitled to receive, out of the Underwriters’ Fee, an aggregate work fee of 5% of the Underwriters’ Fee. The allocation of the remainder of the Underwriters’ Fee (after application of the work fee) among the Underwriters will be in the respective percentages set forth in section 21 hereof.

Terms and Conditions

1.

The Bank will duly and validly authorize and issue the Securities. The documentation establishing the attributes of the Securities shall be satisfactory in all material respects to the Underwriters and the Bank and to their respective counsel.

2.	The Bank shall fulfil to the satisfaction of the Underwriters’ counsel all legal requirements to be fulfilled by the Bank to enable the Securities to be offered for sale and sold to the public in each of the Offering Jurisdictions by or through the Underwriters and other Selling Firms (as hereinafter defined) who comply with the applicable Canadian Securities Laws and U.S. Securities Laws (as defined herein).

The Bank (a) has elected to rely upon the rules and procedures established pursuant to the Canadian Securities Administrators’ National Instrument 44-102 - Shelf Distributions (the “Canadian Shelf Procedures”), (b) has prepared and filed with the Ontario Securities Commission (the “Ontario Commission”) as principal regulator pursuant to National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (and together with Multilateral Instrument 11-102 Passport System, the “Passport System”) and with the securities regulatory authorities in each of the other Qualifying Jurisdictions (together with the Ontario Commission, the “Canadian Securities Regulators”) and has obtained a receipt from the Ontario Commission under the Passport System, evidencing the receipt or deemed receipt by the Ontario Commission and each of the securities regulatory authorities in each of the other Qualifying Jurisdictions, of the Canadian Prospectus, (c) will prepare and file, promptly after the execution of this Agreement and not later than 11:00 p.m. (Toronto time) on the date of this Agreement, with the Ontario Commission as principal regulator, and with the securities regulatory authorities in each of the other Qualifying Jurisdictions, in accordance with the Canadian Shelf Procedures, the Canadian Supplement including the Shelf Information (as hereinafter defined) (in the English and French languages), and (d) will advise the Underwriters promptly when such filings have been made. The Canadian Supplement shall be in such form as the Bank and the Underwriters may mutually agree upon, acting reasonably and may be filed only upon the deliveries referred to in sections 9(i) and 9(j) being completed.

The information included in the Canadian Supplement that is permitted under the Canadian Shelf Procedures to be omitted from the Canadian Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Canadian Shelf Procedures to be incorporated by reference into the Canadian Prospectus as of the date of and by virtue of the Canadian Supplement is referred to herein as the “Canadian Shelf Information”.

A registration statement on Form F-3 (File No. 333-264388) in respect of the Securities has been filed with the SEC not earlier than three years prior to the date hereof (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the SEC prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement to the U.S. Base Prospectus) relating to the Securities filed with the SEC pursuant to Rule 424(b) under the U.S. Securities Act is hereinafter called a “U.S. Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement relating to the Securities that is filed with the SEC and deemed by virtue of Rule 430A, Rule 430B or Rule 430C to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the U.S. Base Prospectus, as amended and supplemented immediately prior to the Applicable Time (as hereinafter defined), is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Securities filed with the SEC pursuant to Rule 424(b) under the U.S. Securities Act in accordance with Section (c) of the introductory paragraph of this Agreement is hereinafter called the “U.S. Prospectus”; any reference herein to the U.S. Base Prospectus, the Pricing Prospectus, any U.S. Preliminary Prospectus or the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the U.S. Securities Act, as of the date of such prospectus; any reference to any amendment or supplement to the U.S. Base Prospectus, any U.S. Preliminary Prospectus or the U.S. Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Securities filed with the SEC pursuant to Rule 424(b) under the U.S. Securities Act and any documents filed under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and incorporated by reference therein, in each case after the date of the Base Prospectus, such U.S. Preliminary Prospectus, or the U.S. Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Bank filed pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Securities is hereinafter called an “Issuer Free Writing Prospectus”). The U.S. Prospectus and the Canadian Shelf Prospectus are hereinafter collectively called the “Prospectuses”.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the U.S. Securities Act that has been made available without restriction to any person.

The Bank agrees with each of the Underwriters, if required by Rule 430B(h) under the U.S. Securities Act, to prepare a form of prospectus in a form approved by the Underwriters and to file such form of prospectus pursuant to Rule 424(b) under the U.S. Securities Act not later than may be required by Rule 424(b) under the U.S. Securities Act; and to make no further amendment or supplement to such form of prospectus which shall be disapproved by the Underwriters promptly after reasonable notice thereof.

3.

The Underwriters may offer the Securities for sale to the public, directly and through other investment dealers and brokers (such other investment dealers and brokers are referred to herein as the “Selling Firms”), only as permitted by applicable securities acts or similar statutes of the Qualifying Jurisdictions and all regulations, rules, instruments, national and local policy statements, notices and blanket orders or rulings thereunder (collectively, the “Canadian Securities Laws”) and by the applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws (the “U.S. Securities Laws”, and together with the Canadian Securities Laws, the “Securities Laws”), upon the terms and conditions set forth in the Canadian Shelf Prospectus, the U.S. Prospectus and this Agreement. Each of the Underwriters severally (and not jointly nor jointly and severally) represents and warrants that it has the requisite registrations or licenses under Securities Laws to distribute the Securities in each Offering Jurisdiction where it is distributing the Securities, as applicable. No person or company, other than BMO NB, shall become an Underwriter unless (i) BMO NB has received a representation from the person or company that the person or company is not one in respect of which the Bank is a “related issuer” within the meaning of National Instrument 33-105 - Underwriting Conflicts (“NI 33-105”) and that the Bank or any “related issuer” of the Bank does not have a relationship with, the person or company, a “related issuer” of the person or company or a director, officer or partner of the person or company or of a “related issuer” of the person or company that may, in each case, lead a reasonable prospective purchaser of the Securities to question if the Underwriter and the Bank are independent of each other for the Distribution, or (ii) BMO NB and the Bank have agreed that the person or company is not one in respect of which the Bank is a “related issuer” or a “connected issuer” within the meaning of NI 33-105. Each Underwriter, other than BMO NB, by signing this Agreement represents and warrants to the Bank that it is not a person in respect of which the Bank is a “related issuer” or a “connected issuer” within the meaning of NI 33-105. The Underwriters will not solicit offers to purchase or sell the Securities so as to require registration thereof or filing of a prospectus with respect thereto under the laws of any jurisdiction (other than the Offering Jurisdictions) and will require each Selling Firm to agree with the Underwriters not to so solicit or sell. Notwithstanding the foregoing provisions of this section 3, an Underwriter will not be liable to the Bank under this section 3 with respect to a default by another Underwriter or Selling Firm appointed by another Underwriter under this section 3 if the former Underwriter is not also in default.

The Underwriters shall use their reasonable best efforts to complete, and to cause the Selling Firms to complete, the Distribution of the Securities as promptly as possible and BMO NB shall promptly notify the Bank in writing of the completion of the Distribution of the Securities by the Underwriters and the Selling Firms. After the Closing Time, the Underwriters shall provide the Bank with such information as it may require with respect to, among other things, the proceeds realized in each of the Offering Jurisdictions from the Distribution of the Securities for the purpose of payment of filing fees and as to distribution of the Securities for the purposes of listing the Securities on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).

4.

The Bank shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of the Canadian Supplement, the U.S. Preliminary Prospectus, Pricing Disclosure Package (as hereinafter defined), U.S. Prospectus, any Canadian Prospectus Amendment (as hereinafter defined), any U.S. Prospectus Amendment (as hereinafter defined) and any free writing prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations as underwriters and to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters in such documentation.

5.

The Underwriters shall also have the full cooperation of the Bank’s management to provide such assistance in marketing this offering of the Securities as they may reasonably require including in connection with the preparation of any “marketing materials” as such term is defined in National Instrument 41-101 - General Prospectus Requirements (“NI 41-101”). The Bank also agrees to approve a “template version” (as defined in NI 41-101) of any marketing materials, acting reasonably, and to file such template version on the System for

Electronic Document Analysis and Retrieval (“SEDAR”) and, if applicable, on EDGAR (as defined below), as soon as practicable and no later than on the day that such materials have or will be used.

6.

Each of the Underwriters hereby severally (and not jointly nor jointly and severally) represents, warrants and covenants and will require each Selling Firm to represent, warrant and covenant to the Underwriters that: (a) other than the December 2022 Marketing Materials (as hereinafter defined) (modified as permitted by section 9A.3(2) of the Canadian Shelf Procedures), it has not provided, and will not, without the prior written approval of the Bank and BMO NB, provide to any potential investors any marketing materials in respect of the Securities; and (b) it will provide a copy of the Canadian Prospectus and any Canadian Prospectus Amendment to each potential investor of the Securities who received any marketing materials (including the December 2022 Marketing Materials). For the purposes of this section, “December 2022 Marketing Materials” means the written documents that constitute the template versions of marketing materials that are required to be filed with the Canadian Securities Regulators in the Qualifying Jurisdictions in accordance with the Canadian Shelf Procedures being the document dated December 12, 2022 entitled “Bank of Montreal – Treasury Offering of Common Shares – Terms and Conditions”.

7.

The Underwriters propose to offer the Securities initially at the issue price of $118.60 per Security. After a reasonable effort has been made to sell all of the Securities at such price, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Securities are offered to an amount not greater than the issue price of $118.60 per Security.

8.

During the period from the date of this Agreement until the later of (i) the completion of the Distribution of the Securities and (ii) the Closing Time, the Bank will promptly notify the Underwriters in writing of any previously undisclosed material fact (other than a material fact related solely to any of the Underwriters) required to be disclosed in the Canadian Shelf Prospectus or the U.S. Prospectus, any material change in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Bank and its subsidiaries, taken together, or any change in any matter covered by a statement contained in the Canadian Shelf Prospectus or any amendment to the Canadian Shelf Prospectus (a “Canadian Prospectus Amendment”) or in the U.S. Prospectus or any amendment to the U.S. Prospectus (a “U.S. Prospectus Amendment”), as they exist immediately prior to such change, which change is, or may be, of such a nature as to render the Canadian Shelf Prospectus or any Canadian Prospectus Amendment or the U.S. Prospectus or any U.S. Prospectus Amendment, as it exists immediately prior to such change, misleading or untrue or would result in any of such documents, as they exist immediately prior to such change, containing a misrepresentation (as defined in applicable Canadian Securities Laws), or containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any Offering Jurisdiction in which the Securities are to be offered for sale, or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Bank. The Underwriters agree, and will require each Selling Firm to agree, to cease the distribution of the Securities upon the Underwriters receiving written notification from the Bank of any change contemplated by this section and to not recommence the distribution of the Securities in any Offering Jurisdiction until (i) if such Canadian Prospectus Amendment relates to an amendment of the Canadian Prospectus, a receipt is issued by the Ontario Commission under the Passport System for a Canadian Prospectus Amendment disclosing such change or (ii) otherwise, the Canadian Prospectus Amendment disclosing such change has been finalized and approved by the Bank and the Underwriters and, in either case, in the United States, until (x) if such U.S. Prospectus Amendment relates to an amendment of the U.S. Prospectus, such U.S. Prospectus Amendment disclosing such change has been filed with the SEC or (y) otherwise, the U.S. Prospectus Amendment disclosing such change has been finalized and approved by the Bank and the Underwriters. The Bank agrees that if at any time following issuance of an Issuer Free Writing Prospectus until and including the Closing Time any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectuses or would include an untrue statement of a material fact or omit to state any material fact (except facts or information furnished in writing by the Underwriters and relating solely to the Underwriters) necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Bank will give prompt notice thereof to the Underwriters and, if requested by the Underwriters, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission. The Bank shall, to the satisfaction of the Underwriters’ counsel, promptly comply with all applicable filing and other requirements under Securities Laws in the Offering Jurisdictions and the rules of the TSX and the NYSE arising as a result of such change.

In addition, if, during the period from the date of this Agreement to the completion of the Distribution of the Securities, there is any change in any applicable securities or banking laws which results in a requirement to file a Canadian Prospectus Amendment or a U.S. Prospectus Amendment, the Bank shall, to the satisfaction of the Underwriters’ counsel, make any such filing or amendment as soon as possible.

The Bank shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or reasonably threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this section 8.

9.	The Bank shall cause to be delivered to the Underwriters:

(a)

on the date hereof, or as soon as possible after the date hereof, copies of the Canadian Prospectus, in the English and French languages signed as required by the laws of the Qualifying Jurisdictions including, for greater certainty, copies of all documents or information incorporated by reference therein, except as otherwise publicly available on SEDAR which shall be deemed to be delivered to the Underwriters;

(b)

on the date hereof, or as soon as possible after the date hereof, copies of the Registration Statement and the U.S. Base Prospectus including, for greater certainty, copies of all documents or information incorporated by reference therein, except as otherwise publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) which shall be deemed to be delivered to the Underwriters;

(c)

forthwith when available, copies of the Canadian Supplement, in the English and French languages, signed as required by the laws of the Qualifying Jurisdictions, including, for greater certainty, copies of any documents or information incorporated by reference therein, except as otherwise publicly available on SEDAR which shall be deemed to be delivered to the Underwriters;

(d)

forthwith when available, copies of the Pricing Disclosure Package including, for greater certainty, copies of any documents or information incorporated by reference therein, except as otherwise publicly available on EDGAR which shall be deemed to be delivered to the Underwriters;

(e)	prior to 10:00 a.m. (Toronto time) on the business day next succeeding the date of this Agreement and from time to time, written and electronic copies of the U.S. Prospectus in New York City;

(f)

forthwith after the preparation thereof, duly signed copies, as applicable, of any Canadian Prospectus Amendment or any U.S. Prospectus Amendment, required to be filed or prepared under section 8 (along with, in the case of a Canadian Prospectus Amendment, copies of the certificates of authentication required by National Instrument 13-101 - System For Electronic Document Analysis and Retrieval (SEDAR)), including, for greater certainty, copies of any documents or information incorporated by reference therein, except as otherwise publicly available on SEDAR or EDGAR, as applicable, which shall be deemed to be delivered to the Underwriters;

(g)

forthwith when filed with the securities regulatory authorities, copies of any document which, when so filed, will be deemed to be incorporated by reference in the Canadian Shelf Prospectus or any Canadian Prospectus Amendment, except as otherwise publicly available on SEDAR which shall be deemed to be delivered to the Underwriters;

(h)

forthwith when filed with the securities regulatory authorities, copies of any document which, when so filed, will be deemed to be incorporated by reference in the U.S. Prospectus or any U.S. Prospectus Amendment, except as otherwise publicly available on EDGAR which shall be deemed to be delivered to the Underwriters;

(i)	at the time of the delivery to the Underwriters pursuant to this section 9 of the Canadian Supplement or any Canadian Prospectus Amendment, in each case in the French language:

(i)

an opinion of Osler, Hoskin & Harcourt LLP addressed to the Underwriters, dated the date of such document, and acceptable in form and substance to the Underwriters’ counsel, that, except for the Bank’s audited consolidated financial statements as at October 31, 2022 and 2021, together with the auditors’ report thereon and the auditors’ report on internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States), management’s discussion and analysis for the year ended October 31, 2022 and the information set out under the heading “Consolidated Capitalization” in the Canadian Supplement and under the headings “Changes to Share Capital and Subordinated Indebtedness” and “Earnings Coverage Ratios” in the Canadian Prospectus (collectively, the “Financial Information”), the Canadian Shelf Prospectus or Canadian Prospectus Amendment, as applicable, in the French language and any document or information in the French language incorporated by reference therein is in all material respects a complete and proper translation of the English language version thereof; and

(ii)

an opinion of KPMG LLP addressed to the Underwriters, dated the date of such document and acceptable in form and substance to the Underwriters’ counsel, that the Financial Information, in the French language, is in all material respects a complete and proper translation of the Financial Information in the English language;

(j)

concurrently with the execution of this Agreement and at the time of delivery of any Canadian Prospectus Amendment or any U.S. Prospectus Amendment, “long form” comfort letters of KPMG LLP dated the date hereof or the date of any Canadian Prospectus Amendment or U.S. Prospectus Amendment, as applicable, and acceptable in form and substance to the Underwriters, with respect to any financial and accounting information contained or incorporated by reference in the Canadian Shelf Prospectus, the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus, any Canadian Prospectus Amendment and any U.S. Prospectus Amendment, as applicable, which comfort letters shall be in addition to the comfort letters addressed to securities regulatory authorities, and shall be based on a review by KPMG LLP having a cutoff date not more than two business days prior to the date of the comfort letters; and

(k)

forthwith when available, but not later than December 16, 2022, in such cities and in such numbers, as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Canadian Shelf Prospectus, the Pricing Disclosure Package and the U.S. Prospectus, and forthwith when available, any Canadian Prospectus Amendment or U.S. Prospectus Amendment as the Underwriters may reasonably require, if any.

10.	The delivery or deemed delivery by the Bank to the Underwriters of the documents referred to in clauses 9(a), 9(b), 9(c), 9(d), 9(e), 9(f), 9(g) and 9(h) hereof shall constitute:

(a)

the Bank’s representation and warranty to the Underwriters that: (i) each such document (other than the Registration Statement, the U.S. Base Prospectus, the Pricing Disclosure Package, the U.S. Prospectus or any U.S. Prospectus Amendment) at the time of its filing fully complied in all material respects with the requirements of the Canadian Securities Laws pursuant to which it was filed, (ii) no order preventing or suspending the use of any U.S. Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the SEC; (iii) the Registration Statement conforms, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement and the U.S. Prospectus will conform, in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) that all the information and statements contained in each such document (except information and statements contained therein relating solely to and provided in writing by the Underwriters) are at the respective dates of delivery thereof, true and correct in all material respects, and contain no misrepresentation (as defined in applicable Securities Laws), nor do they contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (v) the Canadian Shelf Prospectus, as amended by any Canadian Prospectus Amendment, as applicable, constitutes full, true and plain disclosure of all material facts relating to the Bank, its subsidiaries and affiliates, taken together, and the Securities as required by applicable Canadian Securities Laws; (vi) the U.S. Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact (except facts or information furnished in writing by the Underwriters and relating solely to the Underwriters) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vii) the Pricing Prospectus, as supplemented by the term sheet substantially in the form of Schedule “B” hereto, taken together (collectively, the “Pricing Disclosure Package”), as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed in clause (a) to Schedule “C” hereto does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectuses and each such Issuer Free Writing Prospectus, each as supplemented by and taken together with the Pricing Disclosure Package, as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact (except facts or information furnished in writing by the Underwriters and relating solely to the Underwriters) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; for the purposes of this Agreement, the “Applicable Time” is 9:00 a.m. (Toronto time) on the date of this Agreement; (viii) each broadly available road show, if any, when considered together with the Pricing Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ix) the documents incorporated by reference in the Pricing Prospectus and the U.S. Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to the requirements of the U.S. Exchange Act and the rules and regulations of the SEC thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; any further documents so filed and incorporated by reference in the U.S. Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the SEC, as the case may be, will conform in all material respects to the requirements of the U.S. Securities Act or the U.S. Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and will not contain an untrue statement of a material fact or omit to state a material fact (except facts or information furnished in writing by the Underwriters and relating solely to the Underwriters) required to be stated therein or necessary to make the statements therein not misleading; and no such documents were filed with the SEC or any of the Canadian Securities Regulators since the close of business of the SEC or such Canadian Securities Regulators on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth in clause (b) to on Schedule “C” hereto;

(b)

the Bank’s representation and warranty to the Underwriters that no material information (except facts or information relating solely to the Underwriters) has been omitted therefrom which is necessary to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made;

(c)

the Bank’s representation and warranty to the Underwriters that the Bank is not on the date hereof and will not at the Closing Time be a financial intermediary corporation or a private holding corporation, each as defined in subsection 191(1) of the Income Tax Act (Canada); and

(d)

the Bank’s consent to the use by the Underwriters and the Selling Firms of the Canadian Prospectus, the Canadian Supplement and any Canadian Prospectus Amendment in connection with the Distribution of the Securities in the Qualifying Jurisdictions and the use by the Underwriters of the U.S. Prospectus, the Pricing Disclosure Package and any U.S. Prospectus Amendment in the United States, in each case provided such use is in compliance with the provisions of this Agreement and applicable Securities Laws.

For the purposes of this section 10, the availability of the documents required to be delivered to the Underwriters under section 10 on SEDAR or on EDGAR, as applicable, shall be deemed to have been delivered to the Underwriters upon their filing on SEDAR.

11.	The Bank represents and warrants to the Underwriters that:

(a)

the Bank has been duly incorporated and organized and is validly subsisting as a chartered bank under the Bank Act (Canada) and has all requisite power and authority to carry out its obligations hereunder and to authorize and issue the Securities as contemplated hereunder;

(b)

the Bank is a “reporting issuer” or has equivalent status under applicable Canadian Securities Laws in all the provinces and territories of Canada and is not on the list of defaulting issuers maintained by the applicable Canadian Securities Regulators;

(c)

the Registration Statement was declared effective by the SEC on May 26, 2022 under the U.S. Securities Act and any post-effective amendments thereto either became effective on filing or have been declared effective by the SEC; and no stop order suspending the effectiveness of such Registration Statement or any part thereof has been issued and no proceeding for that purpose has been initiated or threatened by the SEC, and no notice of objection of the SEC to the use of such Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the U.S. Securities Act has been received by the Bank;

(d)

the Bank is not, and after giving effect to the offer and sales of the Securities and application of the proceeds thereof as described in the Pricing Disclosure Package and the Prospectuses, will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder;

(e)	the Bank is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act;

(f)

at the earliest time after the filing of the Registration Statement that the Bank or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Securities, the Bank was not an “ineligible issuer” as defined in Rule 405 under the U.S. Securities Act;

(g)

each free writing prospectus that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was used or referred to by the Bank in connection with the offer and sale of the Securities complies or will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. Except for the free writing prospectuses, if any, identified in Schedule “C” hereto, and electronic road shows, if any, each furnished to the Underwriters before first use, the Bank has not prepared, used or referred to, and will not, without the Underwriters’ prior consent, prepare, use or refer to, any free writing prospectus in connection with the offer and sale of the Securities;

(h)

on or before the Closing Time, all actions required to be taken by or on behalf of the Bank, including the passing of all requisite resolutions of its directors, will have occurred so as to duly authorize, execute and deliver this Agreement and the subscription agreements dated December 12, 2022 in respect of the Concurrent Private Placements and the performance of its obligations hereunder and thereunder;

(i)

on or before the Closing Time, all actions required to be taken by or on behalf of the Bank, including the passing of all requisite resolutions of its directors, shall have occurred so as to validly authorize, issue and sell the Securities and the Common Shares in respect of the Concurrent Private Placements (other than with BNPP, which is subject to the Acquisition Condition), such Securities and Common Shares having the attributes contemplated by the Canadian Shelf Prospectus and the U.S. Prospectus;

(j)

this Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and binding obligation of the Bank, enforceable in accordance with its terms, except as enforcement thereof may be limited by general principles of equity and by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and except to the extent that rights to indemnity under this Agreement may be limited by applicable law;

(k)

the Bank’s pending acquisition of Bank of the West does not and will not constitute a “significant” acquisition for the Bank for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations or such that financial statements of Bank of the West would be required to be included in the U.S. Prospectus pursuant to Rule 3-05 of Regulation S-X in connection with the issuance and sale of the Securities contemplated hereby;

(l)

there has been, since October 31, 2022, no material adverse change, financial or otherwise (except as disclosed in the Prospectuses), in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Bank and its subsidiaries, taken together;

(m)

the execution and delivery by the Bank of this Agreement and the issue and sale of the Securities and the compliance by the Bank with all of the provisions of this Agreement, and the consummation of the transactions herein contemplated, will not result in a violation or breach of any of the terms or provisions of, or constitute a default under, any material indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Bank is a party or by which the Bank is bound or to which any of the property or assets of the Bank is subject, or result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Bank or any of its properties, except, in each case, for such conflicts, breaches, defaults and violations that would not have a material adverse effect on the business, financial position, shareholders’ equity or results of operations of the Bank and its subsidiaries considered as an entirety (a “Material Adverse Effect”) or affect the validity of the Securities, nor will such action result in any material violation of the provisions of the Bank Act (Canada) or a violation of the by-laws of the Bank; and no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required by the Bank for the solicitation of offers to purchase Securities and the issue and sale of the Securities or the consummation by the Bank of the other transactions contemplated by this Agreement, except to the extent that the failure to obtain or make such consents, approvals, authorizations, orders, registrations or qualifications would not have a Material Adverse Effect or affect the validity of the Securities, and such consents, approvals, authorizations, orders, registrations or qualifications as have been, or will have been prior to the date of this Agreement, obtained and such consents, approvals, authorizations, orders, registrations or qualifications as may be required under state securities or Blue Sky laws (including insurance laws of any state relating to offers and sales of securities in such state) or under applicable Canadian Securities Laws or Canadian banking laws in connection with the solicitation by any Underwriter of offers to purchase the Securities from the Bank and with purchases of the Securities by any Underwriter as principal, as the case may be, both in the manner contemplated hereby;

(n)

there is no action, suit or proceeding pending or to the knowledge of the Bank threatened against the Bank or any of its subsidiaries, which has, or may reasonably be expected in the future to have, a Material Adverse Effect, except as set forth or contemplated in the Pricing Disclosure Package and the Prospectuses, each as amended or supplemented;

(o)

KPMG LLP, which audited certain financial statements incorporated by reference into the Registration Statement, the Pricing Disclosure Package and the Prospectuses as amended or supplemented, was an independent registered public accounting firm for the period covered by such auditor’s opinion with respect to such financial statements within the meaning of the U.S. Securities Act and the regulations thereunder and the applicable Canadian Securities Laws;

(p)	the Securities, when issued, delivered and paid for in full, will be validly issued;

(q)

the Bank’s consolidated financial statements included or incorporated by reference in the Registration Statement (and any amendments or supplements thereto), the Pricing Disclosure Package and the Prospectuses as amended or supplemented, together with the related schedules and notes, comply in all material respects with applicable Securities Laws, and present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Bank and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply, and such statements and related schedules and notes have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, consistently applied throughout the periods involved, except as may be disclosed therein;

(r)

neither the Bank nor any of its subsidiaries or affiliates, nor any director, officer, or employee, nor, to the Bank’s knowledge, any agent or representative of the Bank or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Bank and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein;

(s)

the operations of the Bank and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements of the anti-money laundering statutes of jurisdictions where the Bank and its subsidiaries conduct business, the rules and regulations thereunder and any applicable related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the executive officers of the Bank, threatened; and

(t)	the Bank:

(i)

represents that neither the Bank nor any of its subsidiaries (collectively, the “Entity”) or, to the knowledge of the Entity, any director, officer, employee, agent, affiliate or representative of the Entity, is an individual or entity (“Person”) that is, or is majority owned or controlled by a Person that is:

A.

the subject of any sanctions administered or enforced by the Canadian government, the U.S. Department of Treasury’s Office of Foreign Assets Control, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

B.

located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Sudan, Syria, Russia and the so-called People’s Republics of Luhansk and Donetsk); and

(ii)

represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person in any manner that, to the knowledge of the Entity, will result in a violation of applicable Sanctions in the jurisdiction in which such activity is carried out by such Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

12.

The purchase of the Initial Shares under this Agreement shall take place at 8:00 a.m., Toronto time, on December 16, 2022, by electronic means or at the offices of Osler, Hoskin & Harcourt LLP, 63rd Floor, 1 First Canadian Place, Toronto, Ontario, or on such other date and at such other time not later than December 23, 2022, as may be agreed upon in writing between the Bank and the Underwriters (any such date and time being referred to herein as the “Closing Time”).

In the event that the Over-Allotment Option is exercised by the Underwriters, the purchase of the Over-Allotment Shares shall take place at 8:00 a.m., Toronto time, on the second business day after notice of exercise of the Over-Allotment Option is delivered to the Bank or on such other date and at such other time, as may be agreed upon in writing between the Bank and the Underwriters (any such date and time being referred to herein as the “Over-Allotment Closing Time”), by electronic means or at the offices of Osler, Hoskin & Harcourt LLP, 63rd Floor, 1 First Canadian Place, Toronto, Ontario.

13.	The Underwriters’ obligations under this Agreement are conditional upon and subject to the Underwriters’ receiving at the Closing Time:

(a)

the Initial Shares, in uncertificated form, as an instant or electronic deposit through the systems of CDS Clearing and Depository Services Inc. or in the manner directed by the Underwriters in writing, in each case, registered in the name of CDS & Co., or in such other name or names as the Underwriters may notify to the Bank in writing not less than 48 hours prior to the Closing Time, against payment to the Bank, or as the Bank may direct to the Underwriters in writing not less than 48 hours prior to the Closing Time, of the Purchase Price less the Underwriters’ Fee by electronic funds transfer or other means of providing immediately available funds in Canadian dollars in respect of the Initial Shares payable at par in Toronto;

(b)

a certificate, dated the date of the Closing Time and signed by the Treasurer, the Deputy Treasurer or the Global Head, Capital Management and Funding, or such other officer or officers of the Bank as may be acceptable to the Underwriters, certifying that (A) except as disclosed in the Prospectuses, there has been, since October 31, 2022 no material adverse change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Bank and its subsidiaries, taken together; and (B) since the date of the Canadian Supplement and the U.S. Prospectus, other than the Concurrent Private Placement, no transaction out of the ordinary course of business and of a nature material to the Bank and its subsidiaries on a consolidated basis has been entered into by the Bank or any subsidiary thereof;

(c)

a certificate, dated the date of the Closing Time and signed by the Treasurer, the Deputy Treasurer or the Global Head, Capital Management and Funding, or such other officer or officers of the Bank as may be acceptable to the Underwriters, certifying that (A) the Bank has complied with all terms and conditions of this Agreement to be complied with by the Bank at or prior to the Closing Time; (B) the representations and warranties of the Bank contained herein are true and correct as of the Closing Time; and (C) no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened;

(d)

a comfort letter from KPMG LLP dated the date of delivery and acceptable in form and substance to the Underwriters bringing the information contained in the comfort letter referred to in clause 9(j) hereof forward to the Closing Time, provided that such comfort letter shall be based on a review by KPMG LLP having a cut off date not more than two business days prior to the Closing Time;

(e)

favourable legal opinions addressed to the Underwriters, dated the date of the Closing Time, from the Bank’s counsel, Osler, Hoskin & Harcourt LLP, in form and substance satisfactory to the Underwriters, as to matters governed by the laws of British Columbia, Alberta, Ontario and Québec and from local counsel as to matters governed by the laws of the other Qualifying Jurisdictions, with respect to the incorporation of the Bank; the authorization, issue and sale of the Initial Shares; the conformity in all material respects of the attributes of the Initial Shares to those set out in the Canadian Shelf Prospectus; due appointment of the registrar and transfer agent, in respect of the Common Shares; the due authorization, execution, delivery and enforceability of this Agreement; the reporting issuer status of the Bank under the Securities Act (Ontario); the approval for listing of the Initial Shares on the TSX and the NYSE; the fulfilment of and compliance with applicable Canadian Securities Laws in connection with the sale of the Initial Shares to the Underwriters; compliance with the laws of Québec relating to the use of the French language; the obtaining of all necessary approvals in connection with the sale of the Initial Shares to the Underwriters; that the execution and delivery of this Agreement and the consummation of the transactions contemplated herein, do not and will not result in a breach of any of the provisions of the Bank Act (Canada) or the by-laws of the Bank; that the statements set out under “Eligibility for Investment” in the Canadian Supplement, subject to the assumptions, qualifications, limitations and restrictions set out therein, are accurate; all requisite corporate action has been taken by the Bank to authorize the execution and delivery of the Canadian Prospectus and the filing of the Canadian Prospectus and the Canadian Supplement under the Canadian Securities Laws; and such other matters as the Underwriters or their counsel may reasonably request, it being further understood that the Bank’s counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Bank’s officers;

(f)

a favourable legal opinion and negative assurance letter of the Bank’s U.S. counsel, Wachtell, Lipton, Rosen & Katz LLP, in form and substance satisfactory to the Underwriters and subject to such assumptions, qualifications and limitations as are reasonable and customary in legal opinions of this type, to the effect set forth in Schedule “D” hereto;

(g)

a favourable legal opinion of Underwriters’ Canadian counsel, McCarthy Tétrault LLP, in form and substance satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request;

(h)

a favourable legal opinion and negative assurance letter of Underwriters’ U.S. counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, in form and substance satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request;

(i)

evidence satisfactory to the Underwriters that the Concurrent Private Placements (other than with BNPP, which is subject to the Acquisition Condition) shall have closed, or will close at the Closing Time; and

(j)

evidence satisfactory to the Underwriters of the approval (or conditional approval) of the listing and posting for trading on the TSX and the NYSE of the Initial Shares, subject only to satisfaction by the Bank of customary post-closing conditions imposed by the TSX and the NYSE, as the case may be, in similar circumstances.

14.

The Bank hereby grants to the Underwriters, in the respective percentages set out in section 21 of this Agreement, the Over-Allotment Option. The Over-Allotment Option may be exercised in whole or in part and from time to time prior to its expiry in accordance with the provisions of this Agreement by the Underwriters delivering to the Bank written notice of exercise (the “Exercise Notice”), setting out the number of Over-Allotment Shares to be purchased by the Underwriters, which notice must be received by the Bank not later than 5:00 p.m. (Toronto time) on the date that is thirty (30) days after the Closing Time. Upon the furnishing of the Exercise Notice, the Underwriters will severally (and not jointly nor jointly and severally) be committed to purchase in the respective percentages set out in section 21 of this Agreement and the Bank will be committed to issue and sell in accordance with and subject to the provisions of this Agreement the number of Over-Allotment Shares indicated in the Exercise Notice. Over-Allotment Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Initial Shares and for market stabilization purposes permitted pursuant to Canadian Securities Laws.

At the Over-Allotment Closing Time, if any, for the exercise of the Over-Allotment Option, the Underwriters’ obligations under this Agreement are conditional upon and subject to the Underwriters’ receiving at the Over-Allotment Closing Time:

(a)

the Over-Allotment Shares, in uncertificated form, as an instant or electronic deposit through the systems of CDS Clearing and Depository Services Inc. or in the manner directed by the Underwriters in writing, in each case, registered in the name of CDS & Co., or in such other name or names as the Underwriters may notify to the Bank in writing not less than 48 hours prior to the Over-Allotment Closing Time, against payment to the Bank, or as the Bank may direct to the Underwriters in writing not less than 48 hours prior to the Over-Allotment Closing Time, of the aggregate purchase price for the Over-Allotment Shares less the Underwriters’ Fee by electronic funds transfer or other means of providing immediately available funds in Canadian dollars in respect of the Over-Allotment Shares payable at par in Toronto;

(b)

a certificate, dated the date of the Over-Allotment Closing Time and signed by the Treasurer, the Deputy Treasurer or the Global Head, Capital Management and Funding, or such other officer or officers of the Bank as may be acceptable to the Underwriters, certifying that (A) except as disclosed in the Prospectuses, there has been, since October 31, 2022 no material adverse change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Bank and its subsidiaries, taken together; and (B) since the date of the Canadian Supplement and the U.S. Prospectus, other than the Concurrent Private Placement, no transaction out of the ordinary course of business and of a nature material to the Bank and its subsidiaries on a consolidated basis has been entered into by the Bank or any subsidiary thereof;

(c)

a certificate, dated the date of the Over-Allotment Closing Time and signed by the Treasurer, the Deputy Treasurer or the Global Head, Capital Management and Funding, or such other officer or officers of the Bank as may be acceptable to the Underwriters, certifying that (A) the Bank has complied with all terms and conditions of this Agreement to be complied with by the Bank at or prior to the Over-Allotment Closing Time; (B) the representations and warranties of the Bank contained herein are true and correct as of the Over-Allotment Closing Time; and (C) no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened;

(d)

a comfort letter from KPMG LLP dated the date of the Over-Allotment Closing Time and acceptable in form and substance to the Underwriters bringing the information contained in the comfort letter referred to in clause 9(j) hereof forward to the Over-Allotment Closing Time, provided that such comfort letter shall be based on a review by KPMG LLP having a cut off date not more than two business days prior to the Over-Allotment Closing Time;

(e)

favourable legal opinions addressed to the Underwriters, dated the date of the Over-Allotment Closing Time, from the Bank’s counsel, Osler, Hoskin & Harcourt LLP, as to matters governed by the laws of British Columbia, Alberta, Ontario and Québec and from local counsel as to matters governed by the laws of the other Qualifying Jurisdictions, in form and substance satisfactory to the Underwriters, in respect of the matters addressed in clause 13(e) of this Agreement and such other matters as the Underwriters or their counsel may reasonably request, it being further understood that the Bank’s counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Bank’s officers;

(f)

a favourable legal opinion and negative assurance letter of the Bank’s U.S. counsel, Wachtell, Lipton, Rosen & Katz LLP, in form and substance satisfactory to the Underwriters and subject to such assumptions, qualifications and limitations as are reasonable and customary in legal opinions of this type, in respect of the matters addressed in clause 13(f) hereof;

(g)

a favourable legal opinion of Underwriters’ counsel, McCarthy Tétrault LLP, in form and substance satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request;

(h)

a favourable legal opinion and negative assurance letter of Underwriters’ U.S. counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, in form and substance satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request; and

(i)

evidence satisfactory to the Underwriters of the approval (or conditional approval) of the listing and posting for trading on the TSX and the NYSE of the Over-Allotment Shares, subject only to satisfaction by the Bank of customary post-closing conditions imposed by the TSX and the NYSE, as the case may be, in similar circumstances.

15.

The Bank shall protect and indemnify each of the Underwriters and such Underwriter’s directors, officers, employees and agents (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against all losses (other than losses of profit in connection with the resale of the Securities), claims, costs (including, without limitation, reasonable legal fees and disbursements), damages and liabilities (collectively, “Claims”) caused by or arising directly or indirectly by reason of:

(a)

any information or statement (except any information or statement furnished in writing by and relating solely to the Underwriters) contained or incorporated by reference in the Canadian Shelf Prospectus or any Canadian Prospectus Amendment or in the Registration Statement, any U.S. Preliminary Prospectus, the Pricing Prospectus, the U.S. Prospectus, any U.S. Prospectus Amendment, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation (as defined in applicable Securities Laws) or untrue or any omission or alleged omission to state therein any fact or information (except facts or information furnished in writing by the Underwriters and relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)

any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in applicable Securities Laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation furnishing in writing by the Underwriters and relating solely to the Underwriters) contained or incorporated by reference in the Canadian Shelf Prospectus or any Canadian Prospectus Amendment or in the Registration Statement, any U.S. Preliminary Prospectus, the Pricing Prospectus, the U.S. Prospectus, any U.S. Prospectus Amendment, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or Distribution of any or all of the Securities or any other securities of the Bank in any of the Offering Jurisdictions;

(c)

the non-compliance or alleged non-compliance by the Bank with applicable Securities Laws or any of the Canadian or United States banking legislation, rules, regulations, instruments, guidelines or policies in connection with the transactions contemplated hereby; or

(d)	the breach or alleged breach of any representations, warranties or covenants of the Bank contained herein,

other than any Claim determined by a court of competent jurisdiction in a final non-appealable judgement as having been caused by or arising directly or indirectly as a result of fraud, wilful misconduct or gross negligence by one or more Indemnified Parties or by reason of the breach by any such Underwriter of any of its covenants herein provided for or of applicable securities or other laws in connection with any of the transactions contemplated herein. For greater certainty, the Bank and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Canadian Shelf Prospectus or any Canadian Prospectus Amendment or the Registration Statement, any U.S. Preliminary Prospectus, the Pricing Prospectus, the U.S. Prospectus, any U.S. Prospectus Amendment, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act contained no misrepresentation shall constitute “fraud” or “wilful misconduct” or “gross negligence” for purposes of this section 15 or otherwise disentitle the Underwriters from indemnification hereunder. If any Claim contemplated by this section 15 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 15 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Bank as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Bank’s liability under this section 15 unless and to the extent that a delay or failure prejudices the defence of a Claim or potential Claim or increases the liability which the Bank has under this section 15) and the Bank shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such Claim;

provided that the defence shall be through legal counsel acceptable to the Indemnified Party acting reasonably and no admission of liability shall be made by the Bank or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Bank fails to assume the defence of such suit on behalf of the Indemnified Party within ten business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Bank; or (iii) the named parties to any such suit include both the Indemnified Party and the Bank and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Bank in which case the Bank shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. The Bank shall not be liable under this section 15 to pay the fees and expenses of more than one law firm in any one jurisdiction acting as counsel on behalf of one or more Indemnified Parties. The Bank hereby constitutes the Underwriters trustees for the Underwriters’ directors, officers, employees and agents for the covenants of the Bank under this section 15 with respect to the Underwriters’ directors, officers, employees and agents and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

16.

In order to provide for just and equitable contribution under section 130 of the Securities Act (Ontario) and the comparable provisions of any other relevant Securities Laws in circumstances in which the indemnification provided for in section 15 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claims (or claims, actions, suits or proceedings in respect thereof (collectively, “Proceedings”)) referred to therein, the Bank shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such Claims or Proceedings:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and the Underwriters on the other hand from the offering of the Securities; or

(b)

if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Bank on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation, proceeding or other matter or thing referred to in section 15 hereof which resulted in such Claims or Proceedings, as well as any other relevant equitable considerations.

The relative benefits received by the Bank on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of the fee payable to the Underwriters but before deducting expenses) received by the

Bank is to the fee received by the Underwriters, in each case, as set forth in the table on the face page of the English language version of the Canadian Supplement and the U.S. Prospectus and, for greater certainty, in no event shall the Underwriters be responsible for contributing in the aggregate, any amount in excess of the fee actually received by them nor shall any Underwriter be responsible for contributing more than its share of the fee received. The relative fault of the Bank on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation, proceeding or other matter or thing referred to in section 15 hereof which resulted in such Claims or Proceedings relates to information supplied by or steps or actions taken or done by or on behalf of the Bank or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation, proceeding or other matter or thing referred to in section 15 hereof. The amount paid or payable by an Indemnified Party as a result of the Claims or Proceedings referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claims or Proceedings, whether or not resulting in any such Proceeding.

The parties agree that it would not be just and equitable if contribution pursuant to this section 16 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 16.

17.

Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the issue, delivery and sale of the Securities and of or incidental to all other matters in connection with the transactions herein set out, including the Concurrent Private Placements, shall be borne by the Bank. Notwithstanding the foregoing, the fees and disbursements of the Underwriters’ counsel and out-of-pocket expenses of the Underwriters shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Bank for all of these fees, disbursements and expenses, to the extent that they are reasonable, if the sale of the Securities is not completed due to any failure of the Bank to comply with the terms of this Agreement.

18.

In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter’s option, to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this Agreement, if, during the period from the date of this Agreement to the Closing Time:

(a)

any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or any of the Offering Jurisdictions, or otherwise, or there is any change of law, which, in the sole opinion of the Underwriters, or any of them, acting reasonably, operates to prevent or restrict the Distribution of or trading in or involving the Securities;

(b)	there has occurred any material adverse change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Bank and its subsidiaries, taken together, or there should be discovered any previously undisclosed material fact (other than a material fact furnished in writing by the Underwriters and related solely to any of the Underwriters) required to be disclosed in the Canadian Shelf Prospectus or the U.S. Prospectus, and such material change, in the sole opinion of the Underwriters, or any of them, acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Securities; or

(c)

there should develop, occur or come into effect any occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which seriously adversely affects, or will seriously adversely affect, Canadian or United States financial markets or the business, operations or affairs of the Bank and its subsidiaries taken together, and such event, in the sole opinion of the Underwriters, or any of them, acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Securities;

by giving the Bank written notice to that effect at or prior to the Closing Time. If any Underwriter terminates the Underwriter’s obligations hereunder pursuant to this section 18, the Bank’s liability hereunder to such Underwriter shall be limited to the Bank’s obligations under sections 15, 16 and 17 hereof.

19.

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of steps contemplated by sections 15, 16, 18 and 22 hereof, may be taken by BMO NB on the Underwriters’ behalf, and the Bank may accept notification of any such steps from, and may deliver the Securities, if any, to or to the order of, BMO NB.

20.	The Underwriters’ obligations under this Agreement shall be several and not joint and not joint and several.

21.	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Securities shall be apportioned amongst the Underwriters as follows:

BMO Nesbitt Burns Inc.	32.5%
CIBC World Markets Inc.	20.0%
RBC Dominion Securities Inc.	9.0%
Scotia Capital Inc.	9.0%
TD Securities Inc.	9.0%
National Bank Financial Inc.	5.5%
Morgan Stanley Canada Limited	2.5%
Canaccord Genuity Corp.	1.5%
Cormark Securities Inc.	1.5%
Credit Suisse Securities (Canada), Inc.	1.5%
Desjardins Securities Inc.	1.5%

Merrill Lynch Canada Inc.	1.5%
Stifel Nicolaus Canada Inc.	1.5%
Sera Global Securities Canada LP	1.0%
iA Private Wealth Inc.	0.5%
J.P. Morgan Securities Canada Inc.	0.5%
Laurentian Bank Securities Inc.	0.5%
Manulife Securities Incorporated	0.5%
Raymond James Ltd.	0.5%

100%

The Underwriters agree with the Bank and with each other that if any one or more of the Underwriters whose aggregate percentages as stipulated above shall total 10% or less shall fail to purchase all of the Initial Shares (or the Over-Allotment Shares, if the Over-Allotment Option is exercised) agreed to be purchased by it or them as set forth above, and such failure to purchase shall constitute a default by such one or more of them in the performance of its or their obligations hereunder, those which are not so in default shall be obligated severally to take up and pay for the Securities which any such one or more of the Underwriters agreed but failed to purchase as aforesaid either in the proportion that each such non-defaulting Underwriter’s percentage as stipulated in this clause bears to the aggregate of the percentage of all non-defaulting Underwriters or in such other proportion as all non-defaulting Underwriters may agree; provided, however, that not less than 20% of the Securities shall be purchased by at least one of the Underwriters other than BMO NB. If, however, one or more of the Underwriters whose aggregate percentages as stipulated above shall total more than 10% shall fail to purchase all of the Initial Shares (or the Over-Allotment Shares, if the Over-Allotment Option is exercised) agreed to be purchased by the Underwriters as set forth above, any non-defaulting Underwriter shall be entitled to terminate its obligation to purchase the Securities agreed to be purchased by it as set forth above. Nothing herein shall obligate the Bank to sell any Securities hereunder unless all of the Securities agreed to be purchased are purchased by the Underwriters and nothing herein will relieve any of the Underwriters which is in default from liability for its default to the Bank or the other Underwriters.

22.

All representations, warranties, terms and conditions of this Agreement shall also be construed as conditions, and any breach or failure to comply with any such representations, warranties, terms or conditions shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such Underwriter’s obligations to purchase Securities by giving written notice to that effect to the Bank at or prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such representations, warranties, terms and conditions without prejudice to the Underwriters’ rights in respect of any other of such representations, warranties, terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

23.

The representations, warranties, covenants, obligations and agreements of the parties contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Securities. The Underwriters shall be entitled to rely on the representations and warranties of the Bank contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

24.

Any notice or other communication to be given hereunder shall, in the case of notice to the Bank, be addressed to the Bank at Bank of Montreal, 100 King Street West, 1 First Canadian Place, 10th Floor, Toronto, Ontario M5X 1A1, Attention: Senior Manager, Corporate Funding, and, in the case of notice to the Underwriters, be addressed to BMO Nesbitt Burns Inc., 1 First Canadian Place, 100 King Street West, 4th Floor Podium, P.O. Box 150, Toronto, Ontario, M5X 1H3, Attention: John Manning, and to the other persons indicated on Schedule “A” hereto at the addresses and in the manner therein set out. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service, facsimile or other electronic transmission, and shall be deemed to have been received, if given by facsimile or other electronic transmission, on the day of sending (if such day is a business day and such sending occurs before or during business hours of the addressee and, if not, on the next business day following the sending thereof) and, if given by courier service, on the next business day following the sending thereof.

25.

The Bank shall not, without the prior written consent of BMO NB, which consent will not be unreasonably withheld, authorize, issue or sell or announce their intention to so authorize, issue or sell any Common Shares or securities convertible or exchangeable for or exercisable into Common Shares or enter into any agreement or arrangement under which the Bank will acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from today until 90 days following the Closing Time, except (i) the Common Shares issuable pursuant to the offering of Initial Shares and pursuant to the Over-Allotment Option, (ii) the Common Shares issuable pursuant to the Concurrent Private Placements, (iii) as may be granted, issued or delivered pursuant to the Bank’s existing share-based incentive plans or compensation arrangements, including, without limitation, Directors’, Officers’ or Employee Stock Options and employee stock purchase plan deductions, (iv) pursuant to rights or obligations under securities or instruments outstanding as of the date hereof, (v) debt and preferred equity instruments that are considered non-viability contingent capital or bail-in instruments and Common Shares issuable pursuant to the terms and conditions thereof; or (vi) pursuant to the Bank’s dividend reinvestment and share purchase plan.

26.

At the Closing Time, the Underwriters will provide such declarations as to the beneficial ownership of the Common Shares as the Bank may require in connection with Part VII of the Bank Act (Canada), provided that the Bank delivers to the Underwriters at least 3 business days prior to the date of the Closing Time a form of declaration to be signed by purchasers of the Common Shares.

27.

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate (as hereinafter defined) of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as hereinafter defined) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used herein:

(a)	“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(b)	“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 48.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(c)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 48.2 or 382.1, as applicable.

(d)

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

28.

National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of such dealer supplying or continuing to supply a product or service.

29.	Time shall be of the essence of this Agreement.

30.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

31.

The Bank hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Securities. The Bank further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Bank, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Bank, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Bank hereby confirms its understanding and agreement to that effect. The Bank and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Bank regarding such transactions including, but not limited to, any opinions or views with respect to the price or market for the Securities, do not constitute advice or recommendations to the Bank. The Bank hereby waives and releases, to the fullest extent permitted by law, any claims that the Bank may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Bank in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

32.

This Agreement may be executed in several counterparts bearing a manual, facsimile or other electronic signature, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

33.

This Agreement constitutes the entire agreement between the parties pertaining to the subject matters of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement.

[Remainder of page intentionally left blank.]

If the foregoing is acceptable to the Bank, please signify such acceptance on the duplicates of this letter and return such duplicates to BMO NB, which accepted offer shall constitute the contract for the purchase by us and sale by the Bank of the Securities referred to herein and shall constitute a binding agreement among us.

Yours very truly,

BMO NESBITT BURNS INC.

By:	/s/ Adam Sinclair
Authorized Signing Officer

CIBC WORLD MARKETS INC.

By:	/s/ Richard Finkelstein
Authorized Signing Officer

RBC DOMINION SECURITIES INC.

By:	/s/ John Bylaard
Authorized Signing Officer

SCOTIA CAPITAL INC.

By:	/s/ Joe Kulic
Authorized Signing Officer

TD SECURITIES INC.

By:	/s/ R. Geoff Bertram
Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

By:	/s/ Maude Leblond
Authorized Signing Officer

MORGAN STANLEY CANADA LIMITED

By:	/s/ Winston Callaway
Authorized Signing Officer

CANACCORD GENUITY CORP.

By:	/s/ Michael Shuh
Authorized Signing Officer

CORMARK SECURITIES INC.

By:	/s/ Alfred Avanessy
Authorized Signing Officer

CREDIT SUISSE SECURITIES (CANADA), INC.

By:	/s/ Jamie Pizale
Authorized Signing Officer

DESJARDINS SECURITIES INC.

By:	/s/ William Tebbutt
Authorized Signing Officer

MERRILL LYNCH CANADA INC.

By:	/s/ Jamie W. Hancock
Authorized Signing Officer

STIFEL NICOLAUS CANADA INC.

By:	/s/ Artem Krylov
Authorized Signing Officer

SERA GLOBAL SECURITIES CANADA LP

By:	/s/ Martha Tredgett
Authorized Signing Officer

iA PRIVATE WEALTH INC.

By:	/s/ Frank Lachance
Authorized Signing Officer

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ David Rawlings
Authorized Signing Officer

LAURENTIAN BANK SECURITIES INC.

By:	/s/ Joseph Gallucci
Authorized Signing Officer

MANULIFE SECURITIES INCORPORATED

By:	/s/ William Porter
Authorized Signing Officer

RAYMOND JAMES LTD.

By:	/s/ Sean C. Martin
Authorized Signing Officer

ACCEPTED & AGREED to this 13th day of December, 2022.

BANK OF MONTREAL

By:	/s/ Caroline Dufaux
Name:	Caroline Dufaux
Title:	Global Head, Capital Management and Funding

Schedule “A”

UNDERWRITERS

BMO NESBITT BURNS INC. 1 First Canadian Place 3rd Floor, Podium Toronto, Ontario M5X 1H3 Attention: John Manning	CIBC WORLD MARKETS INC. 161 Bay Street 7th Floor Toronto, Ontario M5J 2S8 Attention: Richard Finkelstein
RBC DOMINION SECURITIES INC. 200 Bay Street, 4th Floor, South Tower Toronto, Ontario M5J 2W7 Attention: John Bylaard	SCOTIA CAPITAL INC. 40 Temperance Street 6th Floor Toronto Ontario M5H 1Y5 Attention: Joe Kulic
TD SECURITIES INC. 66 Wellington Street West, 9th Floor Toronto, Ontario, M5K 1A2 Attention: R. Geoff Bertram	NATIONAL BANK FINANCIAL INC. The Exchange Tower 130 King Street West, 4th Floor Podium Toronto, Ontario, M5X 1J9 Attention: Maude Leblond
MORGAN STANLEY CANADA LIMITED Brookfield Place, 181 Bay Street Suite 3700 Toronto, Ontario, M5J 2T3 Attention: Winston Callaway	CANACCORD GENUITY CORP. Brookfield Place 161 Bay Street, Suite 3000 P.O. Box 516 Toronto, ON, M5J 2S1 Attention: Daniel Daviau
CORMARK SECURITIES INC. Royal Bank Plaza, North Tower 200 Bay Street, Suite 1800 P.O. Box 63 Toronto, Ontario M5J 2J2 Attention: Alfred Avanessy	CREDIT SUISSE SECURITIES (CANADA), INC. One First Canadian Place Toronto, Canada, M5X 1C9 Attention: Jamie Pizale
DESJARDINS SECURITIES INC. 25 York Street Suite 1000 Toronto, Ontario M5J 2V5 Attention: William Tebbutt	MERRILL LYNCH CANADA INC. Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 400 Toronto, Ontario M5J 2V8 Attention: Jamie Hancock
STIFEL NICOLAUS CANADA INC. 161 Bay Street, Suite 3800 Toronto, Ontario M5J 2S1	SERA GLOBAL SECURITIES CANADA LP 1027 Yonge St.

Attention: Artem Krylov	3rd floor Toronto ON M4W2K9 Attention: Martha Tredgett
IA PRIVATE WEALTH INC. 700 – 26 Wellington Street East Toronto, Ontario M5E 1S2 Attention: Frank Lachance	J.P. MORGAN SECURITIES CANADA INC. 66 Wellington St. W., TD Bank Tower Suite 4500 Toronto, Ontario, M5K 1E7 Attention: David Rawlings
LAURENTIAN BANK SECURITIES INC. 1360 René-Lévesque Boulevard West Suite 620 Montreal, Québec H3G 0E8 Attention: Joseph Gallucci	MANULIFE SECURITIES INCORPORATED 1920 – 1095 West Pender Street Vancouver, British Columbia V6E 2M6 Attention: William (Bill) Porter
RAYMOND JAMES LTD. Scotia Plaza, P.O. Box 415 Toronto, Ontario M5H 3Y2 Attention: Sean C. Martin

Schedule “B”

TERM SHEET

Bank of Montreal Treasury Offering of Common Shares December 12, 2022

A final base shelf prospectus and related Canadian preliminary prospectus supplement containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable Canadian shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered or the offering described herein. Investors should read the final base shelf prospectus, any amendment and any applicable Canadian shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that the issuer has filed has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it by contacting BMO Capital Markets Corp., by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com,

Copies of the final base shelf prospectus, registration statement on Form F-3, and the applicable prospectus supplements may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

Terms and Conditions

Issuer:	Bank of Montreal (“BMO” or the “Bank”).

Offering:	Treasury offering of 11,805,000 common shares (the “Common Shares”) (13,575,750 Common Shares if the Over-Allotment Option (as defined below) is exercised in full).

Offering Price:	C$118.60 per Common Share.

Issue Amount:	C$1,400,073,000 (or C$1,610,083,950 if the Over-Allotment Option is exercised in full).

Over-Allotment Option:

The Bank has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following Closing, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Concurrent Private Placement:

Concurrent with the Offering, the Bank will issue, at the Offering Price, approximately C$1.75 billion of Common Shares to investors consisting of Caisse de dépôt et placement du Québec, OMERS, Alberta Investment Management Corporation, Healthcare of Ontario Pension Plan, Public Sector Pension Investment Board, Canada Pension Plan Investment Board, and BNP Paribas SA on a private placement basis (the “Concurrent Private Placement”). Each of the purchasers of Common Shares pursuant to the Concurrent Private Placement will also be paid a commitment fee of 3.5% of the aggregate purchase price for the common shares for which it has subscribed. The Common Shares sold pursuant to the Concurrent

Private Placement will be subject to a Canadian statutory hold period of four months from Closing.

The closing of the Concurrent Private Placement, other than the private placement to BNP Paribas, is scheduled to occur on Closing. Each of the Concurrent Private Placement and the Offering is conditional upon the concurrent closing of the other, except such portion of the Concurrent Private Placement involving the issuance of Common Shares to BNP Paribas SA or its affiliate, which is anticipated to close no later than concurrently with the closing of the Bank’s previously-announced acquisition of Bank of the West and its subsidiaries.

Use of Proceeds:	The net proceeds of the Offering and the Concurrent Private Placement will be used to align the Bank’s capital position with increased regulatory requirements and for general corporate purposes.

Dividends:

Dividends, if declared, are currently payable on a quarterly basis. The declaration and payment of dividends on Common Shares by the Bank are at the discretion of the board of directors of the Bank. The first dividend payable on the Common Shares issued under this Offering, if and when declared, is currently anticipated to be payable on February 28, 2023, to shareholders of record on January 30, 2023.

Form of Offering:

Bought deal by way of (i) a Canadian prospectus supplement to be filed in all provinces and territories of Canada to the Bank’s Canadian base shelf prospectus and (ii) a U.S. prospectus supplement to the Bank’s U.S. shelf registration statement on Form F-3. Common Shares to be offered on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Listing:

An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The Bank’s existing common shares are listed on TSX and NYSE under the symbol “BMO”.

Eligibility:

Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs and FHSAs (as proposed by the Minister of Finance (Canada) in Bill C-32, which received Third Reading in the House of Commons on December 8, 2022).

Bookrunner:	BMO Capital Markets.

Commission:	3.5%.

Closing:	December 16, 2022.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Schedule “C”

(a) Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package

Launch press release of the Bank, dated December 12, 2022

(b) Additional documents incorporated by reference

None.